1

Press Release

Investor Contact: Ahmed Pasha 703 682 6451
Media Contact: Rich Bulger 703 682 6318

Charles Harrington Joins AES Board of Directors

ARLINGTON, VA. October 7, 2013 – The AES Corporation (NYSE: AES) announced today that Mr. Charles Harrington, Chairman and Chief Executive Officer of Parsons Corporation has been appointed to the AES Board of Directors, effective November 1, 2013.
“Chuck has a strong record of driving innovation and sustainable results. He is a welcome addition to the AES Board,” said Charles Rossotti, AES Board Chairman. “His experience and leadership in global engineering and construction are valuable to AES as we strive to improve lives by providing energy and infrastructure solutions in the markets we serve.”

Mr. Harrington has spent over 30 years with Parsons in various operations, finance and business development roles. He was appointed Chief Executive Officer (CEO) and named Chairman of the Parsons Board of Directors in 2008. He served as Chief Financial Officer of Parsons prior to becoming CEO. During his tenure as CEO, Mr. Harrington has focused on expanding into strategically important new business areas and has led Parsons to record profitability.

Mr. Harrington holds a bachelor’s degree in engineering from California Polytechnic State University and an MBA in finance and marketing from the UCLA Anderson School of Management where he currently serves on the Board of Visitors.

About AES

The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 21 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 25,000 people is committed to operational excellence and meeting the world’s changing power needs. Our 2012 revenues were $18 billion and we own and manage $42 billion in total assets. To learn more, please visit www.aes.com.

Safe Harbor Disclosure

This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Actual results could differ materially from those projected in AES’ forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results more

are discussed in the Tender Offer Materials related to the Tender Offers and AES’ filings with the SEC, including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7 “Management’s Discussion & Analysis of Financial Condition and Results of Operations” in AES’ 2012 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Anyone who desires a copy of AES’ 2012 Annual Report on Form 10-K dated on or about February 26, 2013 may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made.